CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF TRUST

OF

HARTFORD FUNDS MASTER FUND

This Certificate of Amendment to the Certificate of Trust of Hartford Funds Master Fund (“Certificate”) is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) (the “Act”) and sets forth the following:

FIRST:  The Trust’s Certificate of Trust is hereby amended to modify the fifth enumerated paragraph as follows:

“FIFTH:  Notice is hereby given that the Trust shall consist of one or more series (each a “Series”). As provided in the governing instrument of the Trust, (a) the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Trust generally or any other series thereof; and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to any other series of the Trust or with respect to the Trust generally that have not been allocated to a specified series shall be enforceable against the assets of such specified series. As of the date hereof, the following Series has been established in accordance with the governing instrument of the Trust:  Global Impact Master Portfolio.”

SECOND:  The Certificate of Amendment to the Certificate of Trust shall be effective upon filing in the Office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has duly executed this Certificate in accordance with Section 3811(a)(2) of the Act as of the 5th day of January, 2017.

By:	/s/ James Davey
James Davey
Trustee